Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 O: 206.883.2500 F: 206.883.2699

April 13, 2020
Via EDGAR and Courier
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Edwin Kim
Jan Woo
Melissa Walsh
Stephen Krikorian

Re:	Agora, Inc.
Draft Registration Statement on Form F-l
Submitted March 9, 2020
CIK No. 0001802883
Ladies and Gentlemen:
On behalf of our client, Agora, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 5, 2020, relating to the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”).  On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 1”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the pages of Amendment No. 1.
Prospectus Summary, page 1

1.
You state that, in December 2019, you powered more than 20 billion minutes of real-time engagement for end users through nearly 7,000 applications. However, you also state that nearly 160,000 applications have integrated your SDKs by December 31, 2019. Please clarify the difference in the number of applications you disclose. Also clarify whether the 20 billion minutes and 7,000 applications refer to all activity on your platform in December 2019 or solely to activity and applications that generated revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 84, 85, 105, 108 and 114.
Management’s Discussion and Analysis of Financial Condition and Results of
Operations Overview, page 82

2.
Please describe all known material trends or uncertainties that have had, or that you reasonably expect will have, a material impact on your revenue or results of operations. For example, it appears that the Dollar-Based Net Expansion Rate decreased from 2018 to 2019. Please explain the factors underlying this change and discuss whether you expect this decrease to be a trend for your operations or for your industry. Further, to the extent material, please disclose renewal rates for each period presented. While we note that you believe your Dollar-Based Net Expansion Rate reflects your ability to retain revenue from your existing customers, it does not provide insight into whether changes to your Dollar-Based Net

AUSTIN          BEIJING          BOSTON          BRUSSELS          HONG KONG          LONDON          LOS ANGELES          NEW YORK          PALO ALTO
SAN DIEGO          SAN FRANCISCO          SEATTLE          SHANGHAI          WASHINGTON, DC          WILMINGTON, DE

Securities and Exchange Commission
April 13, 2020

Expansion Rate were the result of fluctuations to your number of existing customers. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350.
The Company respectfully advises the Staff that substantially all of the decrease in Dollar-Based Net Expansion Rate from 2018 to 2019 was driven by the effect of currency translations. We would draw the Staff’s attention to the section of Amendment No. 1 captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Performance—Effect of Currency Translations” on page 89 where the Company highlights the impact of currency translations on revenue and Dollar-Based Net Expansion Rate. The Company does not believe foreign currency fluctuations to be indicative of its core operating performance. As a result, it has included Constant Currency Dollar-Based Net Expansion Rate as an additional key operating metric in Amendment No. 1 on pages 1, 2, 5, 15, 16, 19, 82, 85 through 89, 105 and 108, which adjusts Dollar-Based Net Expansion Rate to remove the impact of such translations. Constant Currency Dollar-Based Net Expansion Rate was 133% and 131% in 2018 and 2019, respectively, and the Company respectfully submits that this difference is insufficient to signal a material trend in its business.
The Company has adopted a usage-based revenue model rather than a fixed-price subscription model. As such, the number of customers that renew their contracts do not directly relate to revenue. For example, customers could renew their contracts but their usage of the Company’s platform could thereafter decline or cease, in which case the renewal rate would be high but revenue would be low. Alternatively, given the innovative nature of some of the use cases for the Company’s technology, the Company could have a relatively large number of early-stage customers who experiment and fail, in which case they would not renew their contracts, while at the same time a small number of customers who succeed and expand their usage significantly. In this alternative scenario, revenue could be high but the renewal rate would be low. Because of the lack of direct correlation between renewal rate and revenue growth, Dollar-Based Net Expansion Rate and Constant Currency Dollar-Based Net Expansion Rate are the metrics that management uses in monitoring business performance and respectfully submits that disclosure of customer renewal rates would not enhance, and would likely detract from, investors’ understanding of the Company’s operations.
Results of Operations, page 88

3.
Please revise to include a qualitative and quantitative analysis of material changes in the other line items of your results of operations. For example, provide an analysis of the change in other operating income as well as the changes in income taxes and your effective tax rate. Refer to Item 5.A of Part I of Form 20-F and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and 94.

4.
Please revise to provide an indication of the magnitude of each of the factors you identify as contributing to the change in revenue. For example, quantify how much of the change was due to the increase in usage and how much was offset by the decrease in prices and foreign exchange translation loss. In this regard, we note from your discussion on page 83 that the majority of minutes used by customers in 2019 was from your voice products, while a majority of revenue was generated from your video products, for which you charge your customers more. Consider supplementing your discussion of the change in revenue with disclosure of the number of minutes used by product and the amount of revenue generated from each product. In addition, please further explain the reason for the decrease in prices. In this regard, you indicate that you passed on a portion of the cost savings from your higher bandwidth and server utilization to customers; however, we note that cost of bandwidth and co-location included in cost of revenue increased as you continued to scale your business. Refer to Item 5.A of Part I of Form 20-F and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 to quantify the impact of usage, average price and foreign exchange translation on revenue. The Company considered supplementing its disclosure with product-focused analysis but given the qualitative disclosure highlighted in the

Securities and Exchange Commission
April 13, 2020

Staff’s comment and additional quantitative disclosure, the Company believes that it would not materially enhance investors’ understanding of the Company’s operating results.
Technology and Infrastructure, page 109

5.
Please describe the nature of your arrangements with network service providers that provide your bandwidth that are briefly mentioned on pages 28 and 83. To the extent material, please discuss the terms of your agreements with these providers.

In response to the Staff’s comment, the Company has revised the disclosure on page 85.
Controlled Company Exemption, page 127

6.
We note that in addition to the controlled company exemption, you will be exempt from various corporate governance rules from your exchange as a result of home rule or foreign private issuer exemptions. Please clarify where appropriate that you also may avail yourself of these exemptions even if you are no longer a controlled company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 59 and 131.
Principal Shareholders, page 131

7.
Please disclose the natural person(s) that have voting and/or investment power for your ordinary shares, on an as-converted basis, attributable to the principal shareholders that are entities listed in your beneficial ownership table.

In response to the Staff’s comment, the Company has revised the disclosure on pages 137 through 139.
Description of Share Capital
Shareholders Agreement, page 151

8.
Please identify the shareholders who are parties to the Shareholders Agreement. Disclose whether any of the existing members of the board of directors were nominated or appointed pursuant to the Shareholders Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 157.
Notes to Consolidated Financial Statements
Note 2. Principal Accounting Policies
(e) Concentration of Credit Risk, page F-13

9.	Please disclose the amount of cash and cash equivalents held in banks in the People’s Republic of China as well as the amount of cash and cash equivalents denominated in Renminbi.
In response to the Staff’s comment, the Company has revised the disclosure on page F-13.
Note 9. Convertible Redeemable Preferred Shares, page F-24

10.	Please disclose the aggregate amount of cumulative dividends in arrears on convertible redeemable preferred shares. Refer to ASC 505-10-50-5.
In response to the Staff’s comment, the Company has revised the disclosure on page F-28.

Securities and Exchange Commission
April 13, 2020

Note 11. Share-based Compensation
Equity Incentive Plans, page F-30

11.
We note that some options granted to the employees, directors and consultants in the Group’s PRC operations are not exercisable until certain conditions are met. Please further explain how you determined that these conditions do not meet the definition of a performance condition. Refer to ASC 718-10-20. Also tell us the fair value of these awards and the related share-based compensation expense recognized in each of the periods presented.

The Company respectfully advises the Staff that, in addition to a continuous service requirement, pursuant to the terms of award to certain PRC grantees, options may not be exercised until the earliest of (a) consummation of an initial public offering; (b) consummation of a change of control in which the successor entity is a listed company; and (c) the date that options may be legally exercised pursuant to applicable laws, as evidenced by a legal opinion provided to and approved by the Company’s Board of Directors. Among the three conditions, (a) and (b) meet the definition of a performance condition under ASC 718-10-20. However, clause (c) does not meet the definition of a performance condition under ASC 718-10-20 because the exercisability of the options is not a condition related to performance or achievement by reference to the Company’s own operations or activities. Further, pursuant to PRC laws and regulations, PRC grantees are required to complete various registration processes before they can legally exercise options, whether the Company is a listed company or a private company. Based on consultation with its PRC legal counsel, the Company concluded that there will not be substantial legal impediments when completing these registration processes and clause (c) merely serves as a reminder to these PRC grantees that they need to comply with the registration processes and comply with applicable laws to exercise the share options. The Company’s intention is to assist grantees who wish to exercise options and to provide the Board approval required under clause (c). Thus, given that the options become exercisable on the earliest date in clauses (a), (b) and (c), the non-performance condition in clause (c) prevails over the two performance conditions in (a) and (b) as they were not considered probable as of the grant date and each balance sheet date. The Company allows these PRC employees to exercise their vested options as long as the registration processes per clause (c) are completed before (a) or (b) occurs.
The related share-based compensation expense for these grants is recorded on a straight-line basis over the requisite service period from the grant date. The weighted average grant-date fair value of these awards was US$0.11 and the related share-based compensation expense recognized was US$714,264 and US$362,250 for the years ended December 31, 2018 and 2019, respectively.
Note 13. Income Taxes, page F-35

12.	Please separately disclose the current and deferred components of income tax expense attributable to domestic and foreign income taxes. Refer to Rule 4-08(h)(1) of Regulation S-X.
In response to the Staff’s comment, the Company has revised the disclosure on page F-37.
General

13.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will provide the Staff on a supplemental basis with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. To date, no such written communications have been presented to potential investors.

Securities and Exchange Commission
April 13, 2020

14.	Please provide the basis for your statement that you are “the global leader” in the industry for Real-Time Engagement Platform-as-a-Service.
The Company respectfully advises the Staff that it engaged an independent market research firm to analyze and prepare a report on the worldwide Real-Time Engagement Platform-as-a-Service (“RTE-PaaS”) industry. According to a draft of this firm’s report, the Company’s 2018 and estimated 2019 revenues were 263.0% and 263.1% greater than the 2018 and estimated 2019 revenues of the Company’s nearest RTE-PaaS competitor. These data points in the draft report form the basis for the statement that the Company is the global leader in the rapidly growing RTE-PaaS industry. The Company also used publicly available data published by International Data Corporation as the basis for other statements about the RTE-PaaS market and its adjacent markets, which is cited in the disclosure on pages 5, 6, 108 and 109.
* * *
The Company respectfully acknowledges the Staff’s additional oral comment to consider potential updates to the disclosure in light of the COVID-19 pandemic. We would draw the Staff’s attention to the revised disclosure on pages 42, 43, 66 and 86. The Company will continue to closely monitor further developments and intends to make additional updates to the disclosure in subsequent amendments to address known trends and material risks related to the COVID-19 pandemic.
Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Jingbo Wang, Agora, Inc.
Ivy Chen, Agora, Inc.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Yi Gao, Simpson Thacher & Bartlett LLP
Stella Zhou, PricewaterhouseCoopers Zhong Tian LLP